UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On March 25, 2025, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (the “Company”), priced an offering (the “Offering”) of $500 million aggregate principal amount of the Issuers’ Fixed-Rate Reset Junior Subordinated Notes due 2056 (the “Notes”). The Notes will be issued with an initial interest rate of 6.500% per annum, to be reset on January 31, 2031 and every five years thereafter based on the then-prevailing five-year U.S. Treasury rate plus a spread of 2.441%. The Notes will be fully and unconditionally guaranteed on an unsecured junior subordinated basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes for general corporate purposes, which may include the redemption of all or a portion of AerCap Global Aviation Trust’s outstanding Fixed-to-Floating Rate Junior Subordinated Notes due 2045 (the “2045 Junior Subordinated Notes”) on June 16, 2025, which is the first redemption date in respect of such notes. The information contained herein does not constitute a notice of redemption for the 2045 Junior Subordinated Notes.

Mizuho Securities USA LLC, BofA Securities, Inc., MUFG Securities Americas Inc. and Truist Securities, Inc. are serving as joint book-running managers for the underwritten public Offering of the Notes.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering. The registration statement automatically became effective upon filing on October 18, 2024. Investors should read the accompanying prospectus dated October 18, 2024, the preliminary prospectus supplement relating to the Offering dated March 25, 2025, and other documents the Company has filed with the SEC for more complete information about the Company, the Notes and the Offering.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement, File No. 333-282733, and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1          AerCap Holdings N.V. Press Release relating to the pricing of the Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Dated: March 25, 2025

EXHIBIT INDEX

99.1          AerCap Holdings N.V. Press Release relating to the pricing of the Notes.